EXHIBIT 99.1

Endeavour Silver Agrees to Sell El Cubo Mine in Guanajuato, Mexico to VanGold Mining Corp. for US$15 Million Plus Additional Contingent Payments

VANCOUVER, British Columbia, Dec. 18, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) (“Endeavour”) announces that it has signed a binding Letter Agreement (“Agreement”) to sell its El Cubo Mine and related assets to VanGold Mining Corp. (“VanGold”) for US$15 million in cash and share payments plus additional contingent payments (the “Transaction”).

Bradford Cooke, CEO of Endeavour commented, “We are pleased to enter into this transaction to sell our El Cubo assets to VanGold. They are an ideal fit given the proximity of the Pinguico property to the El Cubo plant. We will become VanGold’s largest shareholder and look forward to supporting the VanGold team as they advance the Pinguico and El Cubo assets through exploration and development to production.”

VanGold will pay US$15.0 million to Endeavour for the El Cubo assets as follows:

  US $0.5 million non-refundable cash down-payment
  US$7.0 million cash on closing on or before March 17, 2021
  US$5.0 million in VanGold common shares on closing – priced at C$0.30 per share for a total of 21,331,058 VanGold shares representing 16.1% of VanGold’s updated share capital
  US$2.5 million unsecured promissory note due and payable within 12 months from closing

Endeavour has agreed to abstain from voting its shares of VanGold, other than as recommended by VanGold’s management for a period of 2 years after closing and a 12-month restriction on the resale of any VanGold shares acquired in this transaction.

VanGold has also agreed to pay Endeavour up to an additional US$3.0 million in contingent payments based on the following events:

  US$1.0 million - upon VanGold producing 3,000,000 Silver Equivalent ounces from the El Cubo mill.
  US$1.0 million - if the price of gold closes at or above US$2,000 per ounce for 20 consecutive days within two years after closing.
  US$1.0 million - if the price of gold closes at or above US$2,200 per ounce for 20 consecutive days within three years after closing.

Closing of the Transaction is subject to satisfaction of certain conditions including final due diligence by VanGold, financing and receipt of all requisite third party and regulatory approvals including the acceptance of the TSXV on or before March 17, 2021, failing which either VanGold or Endeavour may terminate the Agreement.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include but are not limited to statements regarding closing of the transaction, and satisfaction of conditions precedent, the timing and results of various activities and the impact of the COVID 19 pandemic on completion of due diligence for the Transaction. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to satisfaction of conditions precedent and completion of the Transaction, the ultimate impact of the COVID 19 pandemic on timing of the Transaction, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: receipt of regulatory approvals to the Transaction, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.